   As filed with the Securities and Exchange Commission on September 26, 2000
                         Commission File No. 000-31183

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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                 Amendment No. 1

                                       to

                                   FORM 10-SB


                             ----------------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      YAPALOT COMMUNICATIONS HOLDINGS INC.
                 (Name of Small Business Issuer in its charter)



                 Delaware                           51-0402715
      (State or other jurisdiction               (I.R.S. Employer
    of incorporation or organization)           Identification No.)


         4884 Dufferin Street, Unit 1, Toronto, Ontario, Canada  M3H 5S8
                  (Address of principal executive offices)      (Zip code)

                    Issuer's telephone number: (416) 736-8882


        Securities to be registered under Section 12(b) of the Act: None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock par value $.001
                                (Title of class)

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                                TABLE OF CONTENTS

                                                                            Page

                                     PART I

Item 1.    Description of Business............................................3


Item 2.    Management's Discussion and Analysis of Financial Condition
           and Results of Operations..........................................8



Item 3.    Description of Property............................................11



Item 4.    Security Ownership of Certain Beneficial Owners and Management.....11



Item 5.    Directors, Executive Officers, Promoters and Control Persons.......11



Item 6.    Executive Compensation.............................................13



Item 7.    Certain Relationships and Related Transactions ....................13



Item 8.    Description of Securities..........................................13


                                    PART II


Item 1.    Market Price of and Dividends on the Registrant's Common Equity
           and Other Stockholder Matters......................................14



Item 2.    Legal Proceedings..................................................14



Item 3.    Changes in and Disagreements with Accountants......................14



Item 4.    Recent Sales of Unregistered Securities............................14



Item 5.    Indemnification of Directors and Officers..........................14



                                    PART F/S


Financial Statements


                                    PART III


Index to Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Yapalot Communications Holdings Inc. was incorporated on April 6, 2000 under the laws of Delaware to deploy and market a global Internet Protocol ("IP") telecommunications network. Yapalot is the holding company for its wholly-owned subsidiary, Yapalot Communications Inc. which was incorporated under the laws of Canada on March 8, 2000. Yapalot Communications Holdings Inc. and Yapalot Communications Inc. are referred to as a single entity throughout this document as "Yapalot", "we" or "us".


         Initially, we began providing flat rate long distance service in July 2000 in several major cities: Toronto, Montreal, Vancouver, Hong Kong, Moscow, Chicago, Los Angeles, Miami and New York, and in the countries of France, the United Kingdom, Italy and Israel. In August 2000, we expanded our long distance services to include the entire continental United States. In September 2000, we launched additional long distance services in Germany, Norway and the Netherlands. We anticipate expanding our services in October 2000 to include Japan and Argentina at a cost of approximately $200,000, and in November 2000 to include Greece at a cost of approximately $100,000.


Principal Business Activities

         Our principal services include the following:

         1. Flat rate long distance tolls sold to households and small business on a yearly subscription basis.

         2. Corporate long distance solutions offered as an alternative to high cost long distance carriers.

         3. Prepaid cards sold throughout the world on a retail and wholesale level featuring a time sensitive rather than a dollar sensitive limitation.

         4. Franchises sold outside Canada to qualified persons in the telecommunications industry. Franchisees will have access to our VoIP network enabling them to market and offer flat rate long distance services to customers in their territory.


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Industry Background


         As the telecommunication industry has been deregulated, competition has corrected the high prices of long distance service with competitive cost effective pricing. Our Voice over Internet Protocol ("VoIP") technology allows for substantial cost savings over traditional telephone company switching systems by eliminating all long distance tolls and replacing them with efficient IP technology. Yapalot was formed by a team of experienced telecommunications executives.



         We have developed strategic alliances with manufacturers such as Ericsson and Clarent Corporation ("Clarent"). We consulted with Ericsson, on a non-exclusive basis, in connection with the initial deployment of our long distance services. Clarent is currently manufacturer of our Yapalot Gateway Servers. Clarent also provides us with consulting services, technical support and deployment support, all on a non-exclusive basis. We have also formed non-exclusive alliances with Equant, UUNET, an MCI Worldcom company, and Appwerx. Equant and UUNET house our technical equipment in the countries in which we presently provide services. In addition, they provide the IP bandwith we require for the operation of our network. Equant, with facilities in over 120 countries, offers us a substantial time savings in hardware deployment. Further, our alliance with Equant saves us the time and effort of securing locations and negotiating over local costs and tariffs.


         Our purpose is to provide flexible long distance voice and data solutions to consumers and businesses by attempting to achieve the following:

         o Provide flat rate long distance packages

         o Prepaid card service "One Card"

         o Post paid billing scenario

         o Free long distance calls: PC to phone

         o Corporate long distance solutions

         o Corporate global voice mail

         o International conferencing

         o Global fax


         During our first year of operations, we are focusing on global deployment of our gateways, followed by a Canada-wide advertising campaign. Beginning in our second year, we will place the same promotional efforts employed in Canada to sell flat rate long distance service subscriptions worldwide. We have the potential to sell flat rate long distance service subscriptions in all of the countries available on the Yapalot network. Subscriptions worldwide will be set up and managed by our customer service center located in Toronto, Canada, through our inbound call center or through our website.


Yapalot's VoIP Network


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         Our VoIP network was developed using hardware (gateways) manufactured by Clarent Corporation and software either manufactured by Clarent or proprietary. We co-located our gateways with UUNET, an MCI-WorldCom company specializing in data solutions and server location facilities for global companies, by positioning our gateways, also known as points of presence, in specific countries in rental space provided by UUNET. We purchased Internet bandwidth from UUNET that can carry all data between our gateways to avoid data being carried over public Internet service. Once our gateway is in place it is linked via the Internet to other gateways owned and operated by Yapalot. The software is responsible for routing all telephone, fax and video transmissions from gateway to gateway and then terminating them through a PRI (regular telephone line). Our initial deployment of 10 gateways in eight different countries has a one time cost of $380,000 including installation, training and software. We anticipate an additional fixed cost of $25,000 per gateway and an ongoing cost of $ 4,000 per gateway to add an additional city to our network.

Yapalot's Products

         In North America our services spread across two major markets: consumer and corporate. The consumer market will be enticed by discounting long distance and flat rate packages. While business will also be attracted by discounted rates, they will be more anxious to use new services, such as global voice mail, global fax and global conference.

         We will provide an inbound call center located in Toronto. International customers will subscribe to our service via e-commerce on Yapalot's website or contact their local Yapalot representative to subscribe via phone.

         Our services and products will be diverse and all share a common goal: cost reduction in global communications via voice, fax or data. The network infrastructure will yield substantial benefits over traditional telephone companies as follows:

         Infrastructure - Based on the Internet standard of IP, which allows for the flow of data across the globe. This data can then carry voice, fax and video to almost anywhere.

         Performance - Voice over IP or VoIP with a standard T1 data connection can support over 120 simultaneous phone calls in every country of presence.

         Products - The ability to market long distance voice services via phone to phone, PC to phone and PC to PC. These services can be post paid, prepaid cards or flat rate service. These services can also migrate to the corporate world with enhanced network abilities to link corporate offices around the world with both voice and data transfer, conference calling and global voice mail.

         Flexibility - Because the infrastructure backbone is Internet IP based, the marketing of the services can be done anywhere in the world even without a point of presence, hence a global reach.


                                       5
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         E-Commerce - The ability to subscribe clients internationally via commerce giving them access to Yapalot's VoIP network.

Competition for Telecommunications Services

         In the world of deregulated telecommunication, competition has corrected the high prices of long distance service with competitive cost effective pricing. Communication is expedited due to the Internet and e-commerce. Management believes that they can capture a substantial portion of the international market largely due to our "Flat Rate" program. Our services address these issues by providing value added services that combine with flat rate service to create a reoccurring revenue stream.

         An increasing number of competitors must find ways to effectively create revenue by attracting clients at lower rates and providing new services. The competition in North America and many parts of Europe has led to the decline in profit margins. Bell Canada owns the phone switches and cables, but with deregulation must wholesale airtime to AT&T, Sprint, and now Telus who resell to Canadian consumers. Other wholesalers also have entered the market and are repackaging in the form of Prepaid Cards, and domestic flat rate service like London Telecom. All these companies ultimately rely on Bell who owns the network.

         According to an October 1999 International Data Corporation report, the worldwide Internet protocol telephony market will explode from 310 million minutes of use in 1998 to 2.7 billion by year-end 1999. By 2004, IP telephony minutes will reach 135 billion. Revenues for this service are estimated to grow from US $480 million in 1999 to US $19 billion by 2004.


         We plan to construct and deploy a new sophisticated network from the ground up. This VoIP network is intended to bypass Bell and any regulatory body by accessing the unregulated Internet IP network, hence Voice over IP. At present, the internet is unregulated as to content, volume and distribution. Any regulation being discussed for future consideration by Congress concerns elements of adult content, freedom of speech and taxation on goods sold. Individual states are addressing the issue of taxation. We use the internet as a conduit to transfer data. Although we do not anticipate that Congress will pass legislation to regulate data transfer of this type, any taxation that may be imposed on this use will be passed on to our customers. Should regulations be passed, our business model will not change.



         This is a new and emerging technology, one that will reward first to market with greater market share and experience. We are not the first company to market voice over the internet. Companies such as Net2Phone and DialPad.com have each launched discounted internet calls from a personal computer ("PC"). This requires the customer to use his PC to place a long distance call. We are the first to launch internet voice calls from any standard telephone. We have built a private digital network by networking computers internationally in multiple countries. These computers are linked via a dedicated internet "pipe" thus creating the Yapalot Global Private Network ("YGPN") that consists of computer servers around the world. We use this network to convert analogue voice signals from our customers telephone to digital data that we transfer from one PC to the next across



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the globe. Therefore, our customers are able to make a phone call over the internet without the use of their PC. Their phone becomes a conduit to voice transfer over the internet. We anticipate that future internet related services will soon be available like Internet Fax and Internet Conference Calls without the use of a PC or specially equipped phone. With the use of this digital technology, our customers will have voice quality and clarity that is unparalleled.



         We compete with companies that are much larger and have far greater financial resources than us. While there can be no assurances, we believe our approach to the international telecommunications market will distinguish our services and yield cost savings to our customers. We route our calls privately within our YGPN, thus keeping costs to the consumer low. Our competition still use legacy networks that require them to hand off each call to local telephone companies in each country. These telephone companies charge our competitors a per-minute rate. Furthermore, our approach to marketing our services differs from competitors, such as Bell, AT&T and Sprint in that they must charge a per-minute rate. Per-minute rates cannot be avoided as long as the international phone companies charge each other to route calls. International telephone companies are the conduits for delivering the long distance services of our competitors, while we can offer our customers an unlimited flat rate international long distance service because of our YGPN.


Equipment Suppliers


         We have an informal agreement with Clarent Corporation based in Redwood City, California to manufacture our equipment. Clarent Corporation is the world's leading IP telephony technology supplier to mainstream carriers and providers. In addition, Clarent will provide technical training for installing and operating the hardware and software for the VoIP network. The agreement sets forth a payment schedule according to the deployment, training and operation of the VoIP network. We also will be utilizing other routing equipment manufactured by Cisco Systems, Lucent and IBM. The equipment for the construction and operation of our network is readily available from these manufacturers. We are not dependent upon any single company for the purchase of hardware and software necessary to construct our VoIP network. If any of our suppliers ceased to exist, it would not affect our ability to operate our network.


Trademark Concerns

         The name "Yapalot" is trademarked in Canada and is in the process of being trademarked abroad. Our network cannot be registered because it is Internet based and cannot be patented. Franchises will be available for sale outside of Canada and will allow the franchisee the license to access our VoIP network.

Government Regulations

         Our VoIP network is Internet based and, therefore, does not require government approval or licensing.

         One component of the network, called a "PRI", can be described as a telephone line. These


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"PRI's" are necessary in any country in which our network has a point of presence. Some countries require a license to operate a "PRI", although most do not have such regulations. We will obtain the necessary licensing in those countries that require it. To date, we have realized an approximate legal cost of $5,000 per country to obtain the required licensing. We are licensed in Hong Kong and Russia and we are seeking a license in the Philippines. No licenses are required in Europe. We do not anticipate that the time or cost involved in securing licensing will be a limiting factor in our development and growth.

Employees


         At present, we have a total of twenty full-time employees and no part time employees. They are responsible for the construction of the VoIP network, software design and business operations. In July 2000, we hired an additional 12 full-time employees dedicated to customer service. Over the next 12 months and once the VoIP network is complete, we will require approximately 13 additional full-time employees for various functions throughout the company.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General


         Through our wholly-owned subsidiary, Yapalot Communications Inc., we are creating and marketing a global Internet Protocol telecommunications network. During the next 12 months, we anticipate completing the launch of ten initial gateways, plus an additional 22 gateways. The ten initial gateways were financed using the private funds of our founding members. We believe that we will generate sufficient positive cash flow from operations to meet our operating requirements and the purchase of the 22 gateways over the next 12 months. If we do not generate sufficient positive cash flow to meet our cash requirements, we may, from time to time, seek to raise capital from additional sources, including setting up lines of credit, project specific financings and public or private debt or equity financings. However, there can be no assurance that we will be able to obtain any sort of financing on commercially acceptable terms, if at all.


         To achieve our business plan, we plan to build a customer service team of more than 12 full time employees and approximately ten full-time employees in the areas of administration, marketing and sales.


         We are a holding company and have no independent operating history other than Yapalot Communications. Inc. Revenues and expenses for the period ended April 30, 2000 represent consolidated costs since inception.


                             SELECTED FINANCIAL DATA

         The following table sets forth summary financial data for the date and period indicated. The financial data is derived from financial statements of the Company audited by Bromberg & Associate, Chartered Accountant, appearing under PART F/S. All figures in this registration


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statement and the financial statements are set forth in U.S. dollars.


Statement of Operations Data:
Revenues                         $    --
Expenses                            26,509
Other Income (Expense)                --
Net loss                           (26,509)

Balance Sheet Data:


Working capital (deficit)        $  58,640
Total assets                       238,898
Total liabilities                  249,407
Stockholders' equity               (10,509)



Results of Operations

         From inception through April 30, 2000, we have not yet commenced generating revenues. We anticipate revenues to commence with the initial launch of our network during summer 2000.

         Expenses during the period generally related to start-up and incorporation costs for Yapalot Communications Inc. and Yapalot Communications Holdings Inc.

Liquidity and Capital Resources


         Since inception, our primary source of liquidity has been contributions to operating capital by our founders. To date they have loaned approximately $215,917 to finance the start-up of Yapalot Communications Holdings Inc. and Yapalot Communications Inc. We conducted an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, of 4,000,000 shares of common stock at $0.25 during late summer 2000 to raise $1,000,000 for working capital.


         We anticipate that we will begin to generate revenues upon the launch of our network. The initial launch in selected cities in eight countries (Canada, the United States, the United Kingdom, France, Italy, Russia, China, Israel) commenced on July 24, 2000. We plan to add an additional city every two to three weeks to establish a presence in 16 countries by the end of 2000.


         Our sources of revenues should be as follows in order of their launch sequence.


         Flat rate long distance: Will be sold to households and small businesses throughout the country on a yearly subscription basis creating re-occurring revenues. Subscribers will be billed a monthly fee for unlimited long distance to one or more countries of their preference. Customers will subscribe via our inbound customer service order center or via e-commerce from any where in the world.


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         Prepaid "One-Card" plan: Will be sold to retail locations across the country at a fixed cost rate per card. For a pay in advance set price customers can purchase a disposable or rechargeable card, which gives them access to our VoIP network via a personal PIN number. Once purchased customers dial into our network and are prompted to chose one country of their choice to have one month of unlimited long distance to that country.

         Corporate long distance solutions: All corporations doing business outside of their local area can take advantage of our VoIP network. We intend to offer corporations large reductions in their long distance costs with contracted flat rate monthly service.

         Franchising: We currently are speaking to International Franchising Specialists to locate highly qualified persons outside of Canada in the telecommunications industry. Management expects franchises will be sold to qualified persons who will generate revenues from franchise and master franchise agreements. Franchisees will be given complete access to our VoIP network connecting them to the world. Billing and System Access will be monitored by our Central Command Center (CCC) located in Toronto, Canada. Ongoing royalty fees will be charged to all franchisees generating increasing re-occurring monthly revenues.


         Global voice mail and fax and international conferencing services are being developed at present.


Forward Looking Statements


         Statements that are not historical facts included in this registration statement are "forward-looking statements" and involve risks and uncertainties that could cause actual to differ from projected results. Such statements address activities, events or developments that we expect, believe, project, intend or anticipate will or may occur, including such matters as future capital, business strategies, expansion and growth of our operations and future net cash flows. Factors that could cause actual results to differ materially are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of our services, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, the results of financing efforts and regulatory developments and compliance. We disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events, other than as required by law.



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ITEM 3.  DESCRIPTION OF PROPERTY

         We lease offices at 4884 Dufferin Street, Unit 1, Toronto, Ontario, Canada M3H 5S8. The 6,000 square foot facility is occupied pursuant to a five year lease that commenced on April 1, 2000 with an option to renew for an additional five years. The monthly rental is $4,083.00 per month including taxes, maintenance and insurance.

         The headquarters were designed as an open concept, forty employee facility with the capacity to oversee and manage worldwide operations, handle customer service and support, house sales and marketing staff, conduct billing and offer a retail sales outlet. Management believes these facilities are adequate for our current needs and anticipated future needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of June 30, 2000 with respect to persons known to us to be beneficial owners of more than 5% of our voting common stock. The table also states the beneficial ownership of such common stock by each director of us and by all directors and executive officers of us as a group.

Name and Address of
Beneficial Owner                           Number of Shares        Percent

Yuval Barzakay                              9,600,000               60%
  4884 Dufferin Street, Unit 1
  Toronto, Ontario
  Canada M3H 5S8

Marilyn Benlolo                             6,400,000               40%
  4884 Dufferin Street, Unit 1
  Toronto, Ontario
  Canada M3H 5S8



Directors and executive officers
As a group (2 persons)                     16,000,000              100%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information about our directors, executive officers and significant employees.

Name                          Age               Position

Yuval Barzakay (1) (2)        29                Chairman, President and CEO


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Marilyn Benlolo               56                Chief  Operating  Officer  and
                                                Director

Meyer Keslassy                55                Chief  Financial  Officer  and
                                                Director

Albert Kshoznicer(1)          54                Director

Alon Barzakay (2)             27                Director

Dimitra Kagiannis             28                Secretary

(1)   Yuval Barzakay is a son-in-law to Albert Kshoznicer.
(2)   Yuval Barzakay and Alon Barzakay are brothers.

Yuval Barzakay, Chairman, President and CEO - Mr. Barzakay has been our Chairman, President and CEO since inception. He was CEO of Absolute Mobility Inc. from 1990 to April 2000 and founder and CEO of Absolute Total Security since 1992. Mr. Barzakay attended York University in Toronto.

Marilyn Benlolo, Chief Operating Officer and Director - Mrs. Benlolo has been our Chief Operating Officer and Director since inception. From May 1999 until April 2000, she was president and founder of Nations Discount Finance Corp., a finance company specializing in business development financing, auto leasing and mortgaging with annual revenues in excess of ten million dollars. She was a teacher specializing in languages with the North York Board of Education in Toronto, Canada, from 1962-1998. Mrs. Benlolo received her Bachelor of Arts from the University of Toronto in 1962.

Meyer Keslassy, Chief Financial Officer and Director - Mr. Keslassy has been our Chief Financial Officer and Director since April 2000. Since August 1998, he was CFO of Bolton Steel Corp., with annual revenues in excess of $50 Million. From 1980 to 1998, he was the owner and President of M.K. Accounting Services in Toronto, Canada. He graduated from the University Hautes Etudes Commerciales, Paris with a H.E.C. degree (accounting degree) in 1965.

Albert Kshoznicer, Director - Mr. Kshoznicer has been a Director since April 2000. He is President and Treasurer of ABS Woodworking Inc., a multimillion-dollar company located in Toronto, Ontario, since 1980. He is Chairman of Shelby Investments Inc., a Toronto based property developer, from 1985 to present. From 1970 to 1975, he was President and founder of Vital Hotel, Winnipeg, Manitoba and prior to that he was President of Balik Development Inc., a home development company in Toronto.

Alon Barzakay, Director - Mr. Barzakay has been a Director since April 2000. He practices corporate and commercial litigation at Bienstock and Clark, Attorneys at Law, since 1998. He received his J.D. from Detroit College of Law at Michigan State University in 1998.


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Dimitra Kagiannis, Secretary - Ms. Kagiannis has been Secretary since April
2000. Previously she was Accounts Administrator of Absolute Mobility and Absolute Security from 1996 to April, 2000. She received her Administration Diploma from the CDI Institute for Office Administration in Toronto in 1993.

         Directors serve for a term of one year or until their successors are elected and qualified. Executive officers are appointed by and serve at the will of the Board of Directors.

ITEM 6.  EXECUTIVE COMPENSATION

         No remuneration currently is being paid to our officers and senior management. Compensation will commence once the Company becomes profitable. There is no employment agreement with any executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Yapalot Communications Inc. currently has two outstanding loans to its two founders: Yuval Barzakay $166,000 and Marilyn Benlolo $267,000. Both loans are interest free and the funds were used to finance Yapalot Communications Inc. since its inception in March 2000. Both loans are for a term of no less than one year and are payable after one year or when revenues reach a level in which the loans can be repaid. They are non-interesting bearing loans.

ITEM 8.  DESCRIPTION OF SECURITIES

         Yapalot has authorized 50,000,000 shares of common stock , $.001 par value per share. As of June 30, 2000, there were 16,000,000 shares issued and outstanding.

         All shares are of the same class and have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. The By-Laws impose no limitations on the payment of dividends. A quorum for any meeting of shareholders is a majority of shares then issued and outstanding and entitled to be voted at the meeting. Holders of shares are entitled to one vote per share. Upon liquidation, dissolution or winding up of the business of the Company, any assets will be distributed to the holders of shares after payment or provision for payment of all debts, obligations or liabilities of the Company. Except as provided in this Offering, there are no preemptive rights, subscription rights, or redemption provisions relating to the shares and none of the shares carries any liability for further calls.

Dividend Policy

         Dividends may be declared by the Board of Directors and paid from time to time to the holders of common stock, on such record dates as may be determined by the Board of Directors out of the net profits or surplus of the Company.


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         We have never declared or paid a dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business.

                                     PART II

ITEM 1. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


         Yapalot's common stock currently is not traded. The amount of common stock that can be sold by our founders pursuant to Rule 144 is 160,000 shares.


ITEM 2.  LEGAL PROCEEDINGS

         Neither Yapalot nor its officers or directors are a party to any litigation affecting the Company or its assets. To our knowledge, no litigation has been threatened or is anticipated against the Company or its officers and directors acting in their fiduciary capacity.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have had no changes in or disagreements with our accountants since inception.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES



         The following sets forth certain information for all securities the Company sold since inception without registration under the Securities Act of 1933, as amended. All transactions were effected in reliance on the exemption from registration afforded by Rule 4(2) of the Securities Act for transactions not involving a public offering.



         In March 2000, Yuval Barzakay and Marilyn Benlolo were issued 60 and 40 shares of Common Stock of Yapalot Communications Inc. in consideration for U.S. $67 (Canadian $100). Upon creation of Yapalot Communications Holdings Inc., all 100 issued and outstanding shares of Yapalot Communications Inc. were transferred to Yapalot Communications Holdings Inc. In exchange for their shares and an additional aggregate payment of $15,933, Mr. Barzakay and Mrs. Benlolo were issued 9,600,000 and 6,400,000 shares of Yapalot Communications Holdings Inc., respectively.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article XII of our Bylaws provides for indemnification of officers and directors against expenses incurred in connection with any legal action they become a party to by reason of being or having been a director or officer of us. Such indemnification is not available if such officer or director is adjudged to be liable for negligence or misconduct in the performance of their duties.


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         We currently do not maintain indemnity insurance for our officers and directors.


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                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements as of April 30, 2000 have been audited by Bromberg & Associate, Chartered Accountants, independent public accountants, as stated in their report appearing herein.

Index to Financial Statements

                                 April 30, 2000

Auditors'Report..............................................................F-2

Consolidated Balance Sheet as of April 30, 2000..............................F-3

Consolidated Statement of Operations for the period ended April 30,2000......F-4

Consolidated Statement of Cash Flows for the period ended April 30, 2000.....F-5

Notes to Consolidated Financial Statements...................................F-6


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


                      [LETTERHEAD OF BROMBERG & ASSOCIATE]



                                AUDITORS' REPORT



Board of Directors and Shareholders
Yapalot Communications Holdings Inc.


We have audited the consolidated balance sheet of Yapalot Communications Holdings Inc as at April 30, 2000 and the consolidated statements of operations and cash flows for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining on test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at April 30, 2000 and the results of its operations and its cash flows for the period then ended in conformity with United States generally accepted accounting principles.



                                                /s/ Bromberg & Associate
                                                CHARTERED ACCOUNTANTS


TORONTO, CANADA
June 14, 2000

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                           CONSOLIDATED BALANCE SHEET
                              AS AT APRIL 30, 2000
                                    US FUNDS


                                     ASSETS

CURRENT

        Bank                                    $  58,640
        Prepaid expenses                           16,956
                                                ----------
                                                                $    75,596

        CAPITAL ASSETS (Notes 3 & 4)                                159,196

                                                                ------------
                                                                    234,792
                                                                ------------


                                   LIABILITIES

CURRENT
        Accounts payable and accrued liabilities                     34,479

ADVANCES BY SHAREHOLDERS (Note 5)                                   215,917
                                                                ------------
                                                                    250,396


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL
        Authorized
          50,000,000 common shares with par value of $0.001.
        Issued
          16,000,000 common shares                                   16,000
        Deficit                                                     (31,604)
                                                                ------------
                                                                 $  234,792


APPROVED ON BEHALF OF THE BOARD



------------                  ------------
  Director                      Director                                Page 2

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE PERIOD ENDED APRIL 30, 2000
                                    US FUNDS



Revenue                                         $        -
                                                -----------


Expenses
Professional Fees                               $     5,195
Office and General                              $     4,813
Amortization                                    $     4,469
Consulting Fees                                 $     3,497
Wages                                           $     2,718
Rent                                            $     2,246
Foreign Exchange                                $     1,516
Telephone                                       $     1,006
Utilities                                       $       459
Data Expense                                    $       396
Payroll Costs                                   $       176
Bank Charges and interest                       $     1,007
Incorporation costs                             $     4,106
                                                -----------
                                                $    31,604
                                                -----------

Net Loss                                        $   (31,604)
                                                ===========


Loss per Share                                  $    (0.002)
                                                ===========

Weighted average number
of common shares
outstanding                                      16,000,000
                                                ===========

                     YAPALOT COMMUNICATIONS HOLDINGS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE PERIOD ENDED APRIL 30, 2000
                                    US FUNDS



                                        Common           Paid-in         Contributed
                                        Shares           Capital         surplus
                                        --------------------------------------------
Opening Balance                                -              -                  -

Issued 16,000,000 shares
For cash consideration of $16,000        16,000,000      $   16,000              -
                                        --------------------------------------------

Ending Balance                           16,000,000      $   16,000              -
                                        --------------------------------------------

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       FOR THE PERIOD ENDED APRIL 30, 2000
                                    US FUNDS




Cash flows from operating activities

        Net Loss                                                $    (31,604)
        Less-item not requiring cash outlay
        Amortization                                                   4,469
                                                               --------------
        Adjustments to reconcile with net cash used
        For operating activities


        Increase in prepaid expenses                                 (16,956)

        Increase in accounts payable                                  34,479
                                                               --------------

Net cash used for operating activities                                (9,612)
                                                               --------------



Cash flows from financing activities

        Advances by shareholders                                     215,917
        Issue of common shares                                        16,000
                                                               --------------

Net cash provided by financing activities                            231,917
                                                               --------------



Cash flows from investing activities

        Purchase of capital assets                                  (163,665)
                                                               --------------
                                                                    (163,665)
                                                               --------------


Bank, end of period                                             $     58,640
                                                               --------------

                       YAPALOT COMMUNICATIONS HOLDINGS INC
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS AT APRIL 30, 2000


1. Nature of business

Yapalot Communications Holdings Inc was incorporated on April 6, 2000 in the state of Delaware. The Company will be involved in many aspects of the communications industry.


2. Consolidated Financial Statements -

The consolidated financial statements include the assets, liabilities, revenue and expenses of its wholly owned subsidiary, Yapalot Communications Inc, which was incorporated on March 8, 2000.


3. Summary of significant accounting policies.

a)      Capital assets and amortization

        Capital assets are recorded at cost, Amortization is recorded as follows:

        Network equipment - 20% declining balance method
        Leasehold improvements - straight line balance method over the terms of the lease
        Office furniture and equipment 20% declining balance method
        Computer equipment - 30% declining balance method

b)      General

        These financial statementshave been prepared in accordance with United States generally accepted accounting principles (GAAP), as they relate to these financial statements.


c)       Revenue



         Revenue is recognized by the company upon receipt of payment from the customer.



d)       Estimates



         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period. Actual results could differ from those estimates.



e)       Cash and Cash Equivalents



         The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.



f)       Income Taxes



         Deferred income taxes are provided for temporary differences between the financial and tax bases of assets and liabilities. These differences primarily relate to the accounting for fixed assets, including capital lease assets, and for net operating loss and credit carryforwards.



4. Capial assets

                                                    Accumulated
                                        Cost        Amortization           Net
Network Equipment                 $  93,259        $     1,856      $   91,403
Leasehold Improvements            $  30,518        $       903      $   29,615
Office Furniture and Equipment    $   4,112        $       123      $    3,989
Computer Equipment                $  35,776        $     1,587      $   34,189
                                 -----------      -----------------------------
                                  $ 163,665        $     4,469      $  159,196
                                 -----------      -----------------------------


5. Advances by Shareholders

The advances by shareholders bear interest at a rate of 7% and do not have any terms of repayment.


6. Subsequent event



Subsequent to April 30, 2000, the Company received additional funds from its shareholders, resulting in a total amount of advances from shareholders of $450,000.

                                    PART III

Index of Exhibits

2.1   Articles of Incorporation of Yapalot Communications Holdings Inc.*
2.2   Bylaws of Yapalot Communications Holdings Inc.*
2.3   Articles of Incorporation of Yapalot Communications Inc.*

2.4   Bylaws of Yapalot Communications Inc.*

4.1   Specimen Stock Certificate*
10.1  Office Lease Agreement*
16.1  Consent of  Independent Auditors --Bromberg & Associate*
16.2  Consent and Opinion of Counsel - Shustak Jalil & Heller*
27    Financial Data Schedule*

99.1  Clarent Sales and Purchase Order Form



* Previously filed

                                   SIGNATURES


         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, hereunto duly authorized this 22nd day of September 2000.


                              YAPALOT COMMUNICATIONS HOLDINGS INC.


                           BY: /s/ Yuval Barzakay
                              --------------------------------------------------
                              Yuval Barzakay, President, Chief Executive Officer
                                        and Chairman


                                       18